                       CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Click Commerce, Inc.:

We consent to incorporation by reference in the registration statements on Form S-8 (Nos. 333-54432, 333-62462, 333-70084) of Click Commerce, Inc. of our
reports dated January 24, 2003, except for note 16, which is as of March 6, 2003, with respect to the consolidated balance sheets of Click Commerce, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive loss, shareholders' equity (deficit) and cash flows, and the related consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2002, which reports appear in the annual report on Form 10-K of Click Commerce, Inc. for the year ended December 31, 2002.

Chicago, Illinois
March 28, 2003